Filed by Amedisys, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Amedisys, Inc.

Commission File No.: 000-24260

1 | P a g e Amedisys Social Media Posts Below are social media posts for Amedisys to leverage across platforms in connection with the announcement. The microsite link will include the relevant legends. Twitter Post #1 We are excited to announce that we are entering an agreement to combine with Option Care Health to create a leading, independent platform for alternate site care. We look forward to this next chapter. Learn more at: https://www.optioncarehealthamedisys.com/ Post #2 Together with Option Care Health, we will offer patients an independent, comprehensive care spectrum serving chronic and acute patient populations across a broad continuum – from preventative through end of life. We look forward to joining Option Care Health. Learn more at: https://www.optioncarehealthamedisys.com/ LinkedIn We are excited to announce that Amedisys has entered into an agreement to combine with @OptionCareHealth, a company widely recognized for the exceptional infusion therapy services provided to patients nationwide. Combining Amedisys’ home health, hospice, palliative, and high-acuity care services with Option Care Health’s complementary home and alternate site infusion services will create a leading, independent spectrum for alternate site care. We look forward to joining Option Care Health and working together to provide our patients with the highest quality care across all our service offerings. Learn more about this exciting transaction at: https://www.optioncarehealthamedisys.com/ Instagram We are excited to have entered into an agreement to combine with Option Care Health, a company widely recognized for the exceptional infusion therapy services provided to patients nationwide. We are confident that combining our expertise with Option Care Health’s will accelerate our ability to deliver on our mission to provide excellent patient outcomes and our vision to provide more clinical services in the home. We look forward to joining Option Care Health and working together to provide our patients with the highest quality care across all our service offerings. Learn more about this exciting transaction at: https://www.optioncarehealthamedisys.com/

2 | P a g e Facebook We are excited to announce that Amedisys has entered into an agreement to combine with @OptionCareHealth, a company widely recognized for the exceptional infusion therapy services provided to patients nationwide. By combining our leading home health, hospice, palliative, and high-acuity care services with Option Care Health’s complementary home and alternate site infusion services, we will offer patients and their families an independent, comprehensive care spectrum serving chronic and acute patient populations across a broad continuum – from preventative through end of life care. We look forward to joining Option Care Health and working together to provide our patients with the highest quality care across all our service offerings. Learn more about this exciting transaction at: https://www.optioncarehealthamedisys.com/

3 | P a g e No Offer or Solicitation This communication relates to the proposed merger (the "proposed transaction") between Option Care and Amedisys. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. Additional Information and Where to Find It In connection with the proposed transaction, Option Care and Amedisys will file relevant materials with the United States Securities and Exchange Commission (the "SEC"), including an Option Care registration statement on Form S-4 that will include a joint proxy statement of Option Care and Amedisys that also constitutes a prospectus of Option Care, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Option Care and Amedisys. INVESTORS AND SECURITY HOLDERS OF OPTION CARE AND AMEDISYS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Option Care or Amedisys through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Option Care will be available free of charge on Option Care's internet website at https://investors.optioncarehealth.com or by contacting Option Care's investor relations department at investor.relations@optioncare.com. Copies of the documents filed with the SEC by Amedisys will be available free of charge on Amedisys's internet website at https://investors.amedisys.com or by contacting Amedisys's investor relations department at IR@amedisys.com. Certain Information Regarding Participants Option Care, Amedisys and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Option Care is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 7, 2023. Information about the directors and executive officers of Amedisys is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 27, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at

4 | P a g e http://www.sec.gov and from the investor relations departments at Option Care or Amedisys as described above. Cautionary Statement Regarding Forward-Looking Statements This communication may contain "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "anticipate," "intend," "plan," "believe," "project," "estimate," "expect," "may," "should," "will" and similar references to future periods. Examples of forward-looking statements include the closing date for the proposed transaction. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management's current beliefs, expectations and assumptions regarding the future of Option Care's and Amedisys's business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Option Care's and Amedisys's control. Option Care's, Amedisys's and the combined company's actual results and financial condition may differ materially from those indicated in the forward-looking statements as a result of various factors. These factors include, among other things, (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the inability to complete the proposed transaction on the anticipated terms and timetable, (2) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of Option Care or Amedisys or to satisfy any other condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of the combined company to maintain relationships with its patients, payers and providers and retain its management and key employees, (4) the ability of the combined company to achieve the synergies contemplated by the proposed transaction or such synergies taking longer to realize than expected, (5) costs related to the proposed transaction, (6) the ability of the combined company to execute successfully its strategic plans, (7) the ability of the combined company to promptly and effectively integrate the Option Care and Amedisys businesses and (8) the diversion of management's time and attention from ordinary course business operations to completion of the proposed transaction and integration matters. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks, uncertainties and assumptions can be found in Option Care's and Amedisys's respective filings with the SEC, including the risk factors discussed in Option Care's and Amedisys's most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC. Any forward-looking statement made in this communication is based only on information currently available to Option Care and Amedisys and speaks only as of the

5 | P a g e date on which it is made. Option Care and Amedisys undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. You are cautioned not to rely on Option Care's and Amedisys's forward-looking statements.